UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #2)


                                MC Shipping Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   55267Q 104
                                 (CUSIP Number)

           Andrea Columbo                               Michael Lloyd
       Navalmar (UK) Limited                        5-7 St. Helen's Place
            Beulah Hall                                London EC3A 6AU
           3 Beulah Road                                United Kingdom
             Wimbledon                               +44 (0)20 7920 9666
          London SW19 3SB
           United Kingdom
         +44 0208-540-8777

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with copies to:

                             Stuart Neuhauser, Esq.
                         Ellenoff Grossman & Schole LLP
                         370 Lexington Ave, 19th Floor
                            New York, New York 10017
                                 (212) 370-1300
                            (212) 370-7889 Facsimile

                                 October 5, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

---------------------------------------- -------------------------------------- --------------------------------------
CUSIP No. 55267Q 104                                      13D                   Page 9
(Common Stock)
---------------------------------------- -------------------------------------- --------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navalmar
           (UK) Limited
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)
                                                                                             (b)

---------- -----------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           WC/BK
---------- -----------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

---------- -----------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United Kingdom
------------------------- -------- -----------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
  NUMBER OF                        None
   SHARES                 -------- -----------------------------------------------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER
  OWNED BY                         4,580,744
    EACH                  -------- -----------------------------------------------------------------------------------
 REPORTING                   9     SOLE DISPOSITIVE POWER
PERSON WITH                        None
                          -------- -----------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.53%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
---------- -----------------------------------------------------------------------------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
CUSIP No. 55267Q 104                                      13D                   Page 9
(Common Stock)
---------------------------------------- -------------------------------------- --------------------------------------

    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navalmar
           Transportes Maritimos LDA
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)
                                                                                             (b)

---------- -----------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           WC/BK
---------- -----------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

---------- -----------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Portugal
---------- -----------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
  NUMBER OF                        None
   SHARES                 -------- -----------------------------------------------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER
  OWNED BY                         4,580,744
    EACH                  -------- -----------------------------------------------------------------------------------
 REPORTING                   9     SOLE DISPOSITIVE POWER
PERSON WITH                        None
                          -------- -----------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.53%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
---------- -----------------------------------------------------------------------------------------------------------


---------------------------------------- -------------------------------------- --------------------------------------
CUSIP No. 55267Q 104                                      13D                   Page 10
(Common Stock)
---------- -----------------------------------------------------------------------------------------------------------

    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CO.FI.PA
           SpA
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)
                                                                                             (b)

---------- -----------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           WC/BK
---------- -----------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

---------- -----------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Italy
---------- -----------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
  NUMBER OF                        None
   SHARES                 -------- -----------------------------------------------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER
  OWNED BY                         4,580,744
    EACH                  -------- -----------------------------------------------------------------------------------
 REPORTING                   9     SOLE DISPOSITIVE POWER
PERSON WITH                        None
                          -------- -----------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.53%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
---------- -----------------------------------------------------------------------------------------------------------


---------------------------------------- -------------------------------------- --------------------------------------
CUSIP No. 55267Q 104                                      13D                   Page 11
(Common Stock)
---------------------------------------- -------------------------------------- --------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrico
           Bogazzi
---------- -----------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)
                                                                                             (b)

---------- -----------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS
           WC/BK
---------- -----------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

---------- -----------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Italy
---------- -----------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
  NUMBER OF                        None
   SHARES                 -------- -----------------------------------------------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER
  OWNED BY                         4,580,744
    EACH                  -------- -----------------------------------------------------------------------------------
 REPORTING                   9     SOLE DISPOSITIVE POWER
PERSON WITH                        None
                          -------- -----------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,580,744
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.53%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
---------- -----------------------------------------------------------------------------------------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common stock of MC Shipping Inc. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. This joint Schedule 13D/A of the Reporting Persons is hereinafter referred to as the "Statement."

Item 1. Security and Issuer

The Statement relates to the common stock, par value $0.01 per share, of MC Shipping Inc. (the "Common Shares"), a Liberian corporation with its principal executive offices located at 24, avenue de Fontvieille, 98000 Monaco.

Item 2. Identity and Background

Item 2 (a) - (c) and (f) below is hereby amended and restated by (each a "Reporting Person" and, collectively, the "Reporting Persons") as follows:

Navalmar (UK) Limited, with its principal offices at Beulah Hall, 3 Beulah Road, London SW19 3SB (+44 (0) 208-540-4065), is a UK company which owns and operates a fleet of vessels and offers various liner services worldwide.

Navalmar Transportes Maritimos LDA, with its principal offices at Rua Dos Murcas 15, Sala G, 2nd Andar, 9000 Funchal (Madeira) Portugal (+3 51 291 238565), is a Portuguese company which owns and operates a fleet of vessels.

CO.FI.PA SpA, (formerly known as Bogazzi Fimpar SpA), with its principal offices at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is an Italian holding company that beneficially owns approximately 74% of Navalmar
(UK) Limited and approximately 74% of Navalmar Transportes Maritimos LDA.

Enrico Bogazzi, an Italian citizen with his principal office at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is the majority shareholder and a director of CO.FI.PA SpA. Enrico Bogazzi is also a director of B Navi SpA, a ship management company, and Vittorio Bogazzi & Figli SpA, a ship agency company.

The directors and executive officers of the Reporting Persons are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment was conducted and (iv) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

As described under Item 4 below, V. Investments Limited and Navalmar (UK) Limited entered into a sales agreement (the "Sales Agreement") with Vlasov Investment Corporation (the "Seller"), an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation, to purchase in aggregate 4,168,000 Common Shares in consideration of US$2.76 per Common Share, totaling US$11,503,680 (the "Purchase Price"). Of these 4,168,000 Common Shares, 1,946,456 were purchased by V. Investments Limited for US$5,372,215.56 and 2,221,544 were purchased for US$6,131,464.44 by Navalmar (UK) Limited.

At completion on 13 May 2004, Navalmar (UK) Limited funded its entire portion of the Purchase Price with cash provided by a loan from its shareholders. V. Investments Limited funded its portion of the Purchase Price with cash provided by its shareholders in two separate payments to the Seller. V. Investments Limited made an initial payment to the Seller of US$2,500,000 in cash (the "First Payment") at the time of the closing of this transaction on 13 May 2004. This First Payment was funded by loans made to V. Holdings Limited, of which V. Investments Limited is a wholly owned subsidiary, from the shareholders of V. Holdings Limited, which include Greysea Limited and Close Securities Limited. V. Investments Limited was obligated under the terms of the Sales Agreement to pay the balance of the consideration due, which comprised US$2,872,215.56, (the "Second Payment") no later than 15 May 2005, with an additional 5% interest due on such balance. As of the date of this filing, the Second Payment was paid in full.

As described under Item 4 below, Navalmar Transportes Maritimos has agreed to purchase 1,780,000 shares of MC Shipping from V. Investments Limited for an aggregate purchase price of US$16,020,000. On October 5, 2005, Navalmar Transportes Maritimos funded the purchase price with a combination of owned liquid assets and a partial contribution of borrowed funds in the amount of US$5,000,000 to be repaid in equal installments over five years at LIBOR plus.

Item 4. Purpose of the Transaction

Item 4 is amended and restated as follows:

On May 4, 2004, Navalmar (UK) Limited and V. Investments Limited (the "Purchasers") finalized the Sales Agreement to purchase the 4,168,000 Common Shares owned by Vlasov Investment Corporation, an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation.

The Purchasers agreed to pay Vlasov Investment Corporation US$2.76 per Common Share, which totaled US$11,503,680. Under the terms of the Sales Agreement, half of the Purchase Price was payable no later than May 15, 2004, with the balance of the Purchase Price payable no later than May 15, 2005. As described in Item 3 above, Navalmar (UK) Limited paid the entire amount of consideration due the Seller for the 2,221,544 Common Shares it purchased from the Seller on May 13, 2004, the date of closing of the transaction. V. Investments Limited paid the First Payment to the Seller on May 13, 2004, the date of closing of the transaction. As of the date of this filing, the Second Payment was paid in full.

On August 16, 2005, Navalmar Transportes Maritimos LDA, a sister company to Navalmar (UK) Limited, entered into a transaction for the purchase of 1,780,000 shares of MC Shipping from V. Investments Limited at a price of US$9 per share. Under the Heads of Terms, Navalmar Transportes

Maritimos LDA agreed to pay a total amount of US$16,020,000 to V. Investments Limited. The sale was consummated on October 5, 2005. Under the terms of the agreement, if Navalmar Transportes Maritimos LDA resells any of the shares within twelve months after the date of completion of the transaction, it will split in half the proceeds in excess of US$9 per share between itself and V. Investments Limited.

The purpose of this transaction is to acquire a majority stake in the ship owning company and to assist in this capacity in its development. Navalmar Transportes Maritimos LDA is affiliated with a group of major ship-owning companies with extensive and successful experience in ship-owning and operations with over 20 years experience in the industry. Taken together the group believes they have a strong position in and understanding of the shipping industry. The parties have no current plans to alter the composition of the MC Shipping board of directors.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) - (b), Navalmar (UK) Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi may be deemed to have shared beneficial ownership of 4,580,744 Common Shares, which represents approximately 52.53% of the common stock outstanding (based on 8,913,658 Common Shares outstanding).

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, neither Reporting Person nor, to the best of the Reporting Persons' knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of MC Shipping Inc., including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

1. Heads of Terms between V. Investments Limited, and Navalmar Transportes Maritimos LDA.

2. Loan Agreement by and between Banco Popular and Navalmar Transportes Maritimos LDA (filed herewith)

3. Facility Agreement by and between Banco Popular Italiana Societa Cooeperativa, London Branch and Navalmar Transportes Maritimos LDA(filed herewith)

See Items 3 and 4.

Item 7. Material to be filed as Exhibits

1. Joint Filing Agreement dated October 5, 2005 by and among Navalmar (UK) Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi. (filed herewith)

2. Heads of Terms between V. Investments Limited and Navalmar Transportes Maritimos LDA dated August 16, 2005 (Incorporated by reference to Schedule 13D/A filed on August 19, 2005, File No. 0001144204-05-026366)

3. Loan Agreement by and between Banco Popular and Navalmar Transportes Maritimos LDA (filed herewith)

4. Facility Agreement by and between Banco Popular Italiana Societa Cooeperativa, London Branch and Navalmar Transportes Maritimos LDA(filed herewith)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Navalmar (UK) Limited
Dated:   October 5, 2005


                                          By:      /s/ Andrea Colombo
                                             -----------------------------------
                                          Name:  Andrea Colombo
                                          Title: Director



                                          Navalmar Transportes Maritimos LDA
Dated:   October 5, 2005


                                          By:      /s/ Andrea Colombo
                                             -----------------------------------
                                          Name:  Andrea Colombo
                                          Title: Director



                                          CO.FI.PA SpA
Dated:   October 5, 2005


                                          By:      /s/ Enrico Bogazzi
                                             -----------------------------------
                                          Name:  Enrico Bogazzi
                                          Title: Director



Dated:   October 5, 2005

                                          By:      /s/ Enrico Bogazzi
                                             -----------------------------------
                                          Name: Enrico Bogazzi

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated October 5, 2005 by and among Navalmar (UK) Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi. (filed herewith)

2. Heads of Terms between V. Investments Limited and Navalmar Transportes Maritmos LDA dated August 16, 2005. (Incorporated by reference to Schedule 13D/A filed on August 19, 2005, File No. 0001144204-05-026366)

3. Loan Agreement by and between Banco Popular and Navalmar Transportes Maritimos LDA (filed herewith)

4. Facility Agreement by and between Banco Popular Italiana Societa Cooeperativa, London Branch and Navalmar Transportes Maritimos LDA(filed herewith)

                                   SCHEDULE I

The name of each director and executive officer of Navalmar (UK) Limited is set forth below. Directors of Navalmar (UK) Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
           Name                                  during the Past Five Years                         Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Roy Ware*                      Director, Navalmar (UK) Limited                                         UK
                               Director, Marine Chartering Limited
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Roy Ware has been employed with Navalmar (UK)
                               Limited and Marine Chartering Limited for the
                               past five years.
------------------------------ --------------------------------------------------------------- --------------------
Stefano Tanganelli*            Director, Navalmar (UK) Limited                                        Italy
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Stefano Tanganelli has been employed with
                               Navalmar (UK) Limited for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Michael Lloyd*                 Solicitor                                                               UK
                               Michael Lloyd and Co.
                               5-7 St Helen's Place
                               London EC3A 6AU
                               +44 0207-920-9666

                               Lloyd and Co.
                               1 College Hill, London
                               United Kingdom

                               Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002.  Before such time, he was a solicitor at
                               Lloyd and Co.
------------------------------ --------------------------------------------------------------- --------------------
Giorgio Boesgaard*             Director, Hugo Trumpy SpA                                             Denmark
                               10 via San Siro
                               16124 Genova
                               Italy
                               +390 10-24941

                               Giorgio Boesgaard has been employed by Hugo
                               Trumpy SpA, a ship agency company, for the past
                               five years.
------------------------------ --------------------------------------------------------------- --------------------
                                       12

------------------------------ --------------------------------------------------------------- --------------------
Andrea Colombo*                Director, Navalmar (UK) Limited                                        Italy
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Andrea Colombo was been employed by Navalmar
                               Transportes Maritimos LDA from November 1997
                               through 2001, and with Navalmar (UK) Limited
                               since 2001.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of Navalmar Transportes Maritimos LDA is set forth below. Directors of Navalmar Transportes Maritimos LDA are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                              during the Past Five Years                           Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, CO.FI.PA SpA                                                 Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Michael Lloyd*                 Solicitor                                                               UK
                               Michael Lloyd and Co.
                               5-7 St Helen's Place
                               London EC3A 6AU
                               +44 0207-920-9666

                               Lloyd and Co.
                               1 College Hill, London
                               United Kingdom

                               Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002.  Before such time, he was a solicitor at
                               Lloyd and Co.
------------------------------ --------------------------------------------------------------- --------------------
Giorgio Boesgaard*             Director, Hugo Trumpy SpA                                             Denmark
                               10 via San Siro
                               16124 Genova
                               Italy
                               +390 10-24941

                               Giorgio Boesgaard has been employed by Hugo
                               Trumpy SpA, a ship agency company, for the past
                               five years.
------------------------------ --------------------------------------------------------------- --------------------
Andrea Colombo*                Director, Navalmar Transportes Maritimos LDA                           Italy
                               Rua Dos Murcas 15
                               Sala G, 2nd Andar
                               9000 Funchal (Madeira) Portugal
                               +3 51 291 238565

                               Andrea Colombo was been employed by Navalmar
                               Transportes Maritimos LDA from November 1997 and
                               with Navalmar (UK) Limited since 2001.
------------------------------ --------------------------------------------------------------- --------------------
Maria Dina Rodrigues*          Director Navalmar Transportes Maritimos LDA                          Portugal
                               Rua Dos Murcas 15
                               Sala G, 2nd Andar
                               9000 Funchal (Madeira) Portugal
                               +3 51 291 238565

                               Maria Dina Rodrigues was secretary of Navalmar
                               Transportes Maritimos LDA from November 2004 to
                               June 2005, when she became a director of the
                               company. Prior to that, she worked from October
                               2003 to November 2004 as secretary for Empresa de
                               Trabalho Temporario SA, a temporary employment
                               company. From February 2002 to September 2003 she
                               worked in the commercial offices of Icams -
                               Servicos de Consultadoria Internacional,
                               Comercial e Contabilidade, Lda, an international
                               commercial consulting and accounting company, and
                               from December 1999 through February 2002 she was
                               a secretary with Florence Tricot -Trading e
                               Marketing Lda, a trading and marketing company.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of CO.FI.PA SpA is set forth below. Directors of CO.FI.PA SpA are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Maria Piccioli*                Piazza della Chiesa nr. 2                                              Italy
                               Massarosa
                               Italy

                               Maria Piccioli is a housewife and has had no
                               other employment for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Francesca Bogazzi*             2 Rue N.D. des Victoires                                               Italy
                               75002 Paris
                               France

                               Francesca Bogazzi is a housewife and has had no
                               other employment for the past five years.
------------------------------ --------------------------------------------------------------- --------------------